UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

26 July, 2018

Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the second quarter 2018 results of Equinor ASA.

Equinor second quarter 2018 and
first half results

Equinor, in its first financial report since the name change, reports adjusted earnings of
USD 4.3 billion and USD 1.7 billion after tax in the second quarter of 2018. IFRS net operating income was USD 3.8 billion and the IFRS net income was USD 1.2 billion.

The second quarter was characterised by:

•          Solid results and cash flow from operations, strong adjusted earnings after tax [5]

•          Record high international production

•          Value enhancing transactions and high project activity

“We capture value from higher prices and deliver solid results and cash flow from operations. This quarter we deliver very strong results from our international operations, while new fields, increased maintenance and some quarter specific items contribute to somewhat higher costs at the NCS. This underlines the importance of continued cost focus across the organisation. We are on track to deliver on our guiding to the capital market,” says Eldar Sætre, President and CEO of Equinor ASA.

“We continue to build on our industrial strengths and develop our portfolio. In the quarter we have closed the Roncador and Carcara transactions in Brazil and the North Platte transaction in the US, and we have secured new and attractive exploration acreage in Brazil, the UK and Norway. We have started field installation at Johan Sverdrup and have high project activity with several projects in execution. In July, we delivered the development plan for the very profitable Troll Phase 3 project for approval,” says Sætre.

Adjusted earnings [5] were USD 4.3 billion in the second quarter, up from USD 3.0 billion in the same period in 2017. Adjusted earnings after tax [5] were USD 1.7 billion in the second quarter, up from USD 1.3 billion in the same period last year, which included a reversal of a provision in Angola of USD 0.7 billion. Higher prices for both liquids and gas, coupled with high production, contributed to the increase. Due to increased maintenance and some quarter and field specific items, underlying operating costs and administrative expenses per barrel are slightly up compared to same quarter last year, adjusted for new fields in production.

IFRS net operating income was USD 3.8 billion in the second quarter compared to USD 3.2 billion in the same period of 2017. In the quarter, Equinor had a net impairment reversal of USD 0.3 billion and a negative effect from changes in the unrealised fair value of derivatives of USD 0.5 billion. IFRS net income was USD 1.2 billion, down from USD 1.4 billion in the second quarter of 2017.

Equinor delivered equity production of 2,028 mboe per day in the second quarter, an increase from 1,996 mboe per day in the same period in 2017. The increase was primarily due to higher production in the US. The production growth [7] was 2% compared to the second quarter of 2017.

As of second quarter 2018, Equinor had completed 10 exploration wells with four commercial discoveries. Adjusted exploration expenses [5] in the quarter were USD 234 million, up from USD 224 million in the same quarter of 2017, mainly due to higher drilling activity.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 13.2 billion for the first half of 2018 compared to USD 10.5 billion same period 2017. Organic capital expenditure [5] was USD 4.6 billion for the first six months of 2018. End of June, net debt to capital employed [5] increased from 25.1% to 27.2%, after value enhancing transactions and increased working capital.

The board of directors has decided to maintain a dividend of USD 0.23 per share for the second quarter.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for the twelve months ended 30 June 2018, compared to 0.7 in the same period a year ago.

Equinor second quarter 2018      2

Quarters			Change		First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million, unless stated otherwise)	2018	2017	Change

3,835	4,960	3,244	18%	Net operating income	8,795	7,494	17%
4,314	4,414	3,023	43%	Adjusted earnings [5]	8,728	6,336	38%
1,220	1,285	1,436	(15%)	Net income	2,506	2,500	0%
1,695	1,473	1,289	31%	Adjusted earnings after tax [5]	3,168	2,403	32%
2,028	2,180	1,996	2%	Total equity liquids and gas production (mboe per day) [4]	2,104	2,071	2%
65.8	60.2	44.5	48%	Group average liquids price (USD/bbl) [1]	63.0	46.7	35%

GROUP REVIEW

Second quarter 2018

Total equity liquids and gas production [4] was 2,028 mboe per day in the second quarter of 2018, up 2% compared to 1,996 mboe per day in the second  quarter of 2017 mainly due to start-up of new fields and additional wells coming on stream, especially in the US onshore business. Expected natural decline partially offset the increase.

Total entitlement liquids and gas production [3] was slightly up 1% to 1,851 mboe per day in the second quarter of 2018 compared to 1,836 mboe per day in the second  quarter of 2017. Increased production as described above, was partially offset by negative effects from production sharing agreements (PSA) [4] and US royalties [4] due to higher prices in the second quarter of 2018. The effects from PSA and US royalties were 178 mboe per day in total in the second quarter of 2018 compared to 160 mboe per day in the second quarter of 2017.

Quarters			Change	Condensed income statement under IFRS	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(unaudited, in USD million)	2018	2017	Change
18,135	19,884	14,935	21%	Total revenues and other income	38,019	30,463	25%

(9,415)	(9,794)	(6,857)	37%	Purchases [net of inventory variation]	(19,209)	(13,323)	44%
(2,579)	(2,514)	(2,210)	17%	Operating and administrative expenses	(5,093)	(4,852)	5%
(1,830)	(2,368)	(2,312)	(21%)	Depreciation, amortisation and net impairment losses	(4,198)	(4,255)	(1%)
(475)	(249)	(312)	52%	Exploration expenses	(724)	(539)	34%
3,835	4,960	3,244	18%	Net operating income	8,795	7,494	17%
1,220	1,285	1,436	(15%)	Net income	2,506	2,500	0%

Net operating income was USD 3,835 million in the second quarter of 2018, compared to USD 3,244 million in the second quarter of 2017. The 18% increase was primarily due to higher liquids and gas prices, increased gas volumes, and a net reversal of impairments compared to a net impairment charge in the same period in 2017. The increase was partially offset by reduced value of derivatives and increased operating and administrative expenses. In addition, the second quarter of 2017 results were positively impacted by a reversal of provisions of USD 754 million related to our operations in Angola.

In the second quarter of 2018, net operating income was negatively affected by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 553 million and positively affected by net reversal of impairments of USD 273 million.

In the second quarter of 2017, net operating income was positively impacted by increased revenues due to the reversal of provisions of USD 754 million in Angola, and by changes in fair value of derivatives and inventory hedge contracts of USD 198 million.

For more information about net impairment reversals, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor second quarter 2018      3

Quarters			Change	Adjusted earnings	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

18,688	19,408	14,664	27%	Adjusted total revenues and other income	38,097	29,235	30%
(9,327)	(9,859)	(6,946)	34%	Adjusted purchases [6]	(19,186)	(13,347)	44%
(2,467)	(2,530)	(2,164)	14%	Adjusted operating and administrative expenses	(4,997)	(4,437)	13%
(2,346)	(2,368)	(2,307)	2%	Adjusted depreciation expenses	(4,714)	(4,689)	1%
(234)	(238)	(224)	5%	Adjusted exploration expenses	(472)	(426)	11%
4,314	4,414	3,023	43%	Adjusted earnings [5]	8,728	6,336	38%
1,695	1,473	1,289	31%	Adjusted earnings after tax [5]	3,168	2,403	32%

Adjusted operating and administrative expenses were USD 2,467 million in the second quarter of 2018, an increase of USD 303 million compared to the second quarter of 2017. The increase was mainly driven by higher activity from start-up of new fields and additional wells coming on stream in the US onshore business, higher maintenance activity and increased transportation costs because of higher gas volumes. The NOK/USD exchange rate development and increased royalty expenses due to higher prices, added to the cost increase.

Adjusted depreciation expenses were USD 2,346 million in the second quarter of 2018, compared to USD 2,307 million in the second quarter of 2017. The 2% increase was mainly related to higher depreciation costs due to increased production from new fields on stream and the development in the NOK/USD exchange rate, partially offset by higher reserves estimates.

Adjusted exploration expenses were USD 234 million in the second quarter of 2018, a minor increase of USD 10 million compared to the second quarter of 2017, mainly due to higher drilling costs partially offset by lower seismic activity and a higher capitalisation rate.

After total adjustments [1] of net USD 479 million to net operating income, Adjusted earnings [5] were USD 4,314 million in the second quarter of 2018, up from USD 3,023 million in the second quarter of 2017.

Adjusted earnings after tax [5] were USD 1,695 million in the second quarter of 2018, which reflects an effective tax rate on adjusted earnings of 60.7%, compared to 57.4% in the second quarter of 2017. The increase in effective tax rate was mainly due to reversal of provisions related to our operations in Angola in the second quarter of 2017 partially offset by increased adjusted earnings in the second quarter of 2018 in entities with lower than average tax rates, or in entities with unrecognised deferred tax assets.

Total cash flows decreased by USD 14 million compared to the second quarter of 2017.

Cash flows provided by operating activities decreased by USD 1,050 million compared to the second quarter of 2017. The decrease was mainly due to a change in working capital, increased tax payments and a reduction in derivative effects, partially offset by increased liquids and gas prices.

Cash flows used in investing activities decreased by USD 1,931 million compared to the second quarter of 2017. The decrease was mainly due to reduced financial investments and increased proceeds from sale of assets, partially offset by additions through business combinations.

Cash flows used in financing activities increased by USD 894 million compared to the second quarter of 2017. The increase was mainly due to repayment of loans.

Free cash flow [5] in the second quarter of 2018 was negative USD 679 million compared to USD 561 million in the second quarter of 2017. The decrease was mainly due to additions through business combinations, increased tax payments and capital expenditures, partially offset by higher liquids and gas prices and increased proceeds from sale of assets.

[1]For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor second quarter 2018      4

First half 2018

Net operating income was USD 8,795 million in the first half of 2018 compared to USD 7,494 million in the first half of 2017. The 17% increase was primarily driven by higher liquids and gas prices and increased gas volumes in the first half of 2018 compared to the same period of 2017. Reduced value of derivatives, lower volumes of liquids sold and a reversal of a provision that positively affected revenues in the first half of 2017, partially offset the increase.

In addition to the positive effect from net impairment reversals of USD 264 million and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances, net operating income was negatively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 367 million in the first half of 2018.

In the first half of 2017, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 1,029 million, a reversal of the provision related to our Angola operations of USD 754 million and net reversal of impairments of USD 321 million. Losses from sale of assets of USD 388 million negatively impacted net operating income in the first half of 2017.

Adjusted operating and administrative expenses were USD 4,997 million in the first half of 2018, an increase of USD 560 million compared to the first half of 2017. The increase was mainly driven by higher activity from start-up and ramp-up on various fields, higher maintenance activity and increased transportation costs. The NOK/USD exchange rate development and higher royalty expenses due to higher prices, added to the increase.

Adjusted depreciation expenses remained at the same level and were USD 4,714 million in the first half of 2018. Start-up and ramp-up of new fields, changed depreciation basis for one of the fields on the NCS and the NOK/USD currency exchange rate development increased depreciation costs but was offset by reduced depreciation costs due to higher proved reserves estimates on several fields.

Adjusted exploration expenses increased by USD 46 million to USD 472 million in the first half of 2018, primarily due to higher drilling cost because of more expensive wells being drilled compared to the first half of 2017. The increase was partially offset by a higher capitalisation rate and a reduction in seismic expenditures.

After total adjustments [2] of USD 67 million to net operating income, Adjusted earnings [5] were USD 8,728 million in the first half of 2018, up 38% from the first half of 2017 when adjusted earnings were USD 6,336 million.

Adjusted earnings after tax [5] were USD 3,168 million for the first half of 2018, compared to USD 2 403 million for the first half of 2017. The effective tax rate on adjusted earnings was 63,7%, compared to an effective tax rate of 62.1% for the first half of 2017. The increase in effective tax rate was mainly due to reversal of provisions related to our operations in Angola in the first half of 2017, partially offset by increased adjusted earnings in the first half of 2018 in entities with lower than average tax rates or in entities with unrecognised deferred tax assets.

Total cash flows increased by USD 2,328 million compared to the first half of 2017.

Cash flows provided by operating activities increased by USD 308 million compared to the first half of 2017. The increase was mainly due to increased liquids and gas prices, partially offset by increased tax payments, a reduction in derivative effects and a change in working capital.

Cash flows used in investing activities decreased by USD 4,054 million compared to the first half of 2017. The decrease was mainly due to reduced financial investments and increased proceeds from sale of assets, partially offset by additions through business combinations.

Cash flows used in financing activities increased by USD 2,034 million compared to the first half of 2017. The increase was mainly due to repayment of loans and dividend paid.

Free cash flow [5] for the first half of 2018 was USD 850 million compared to USD 3,739 million in the first half of 2017 mainly due to additions through business combinations, increased tax payments, increased capital expenditures and dividend paid, partially offset by higher liquids and gas prices and increased proceeds from sale of assets.

[2] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor second quarter 2018      5

OUTLOOK

•          Organic capital expenditures [5] for 2018 are estimated at around USD 11 billion

•          Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.5 billion for 2018, excluding signature bonuses

•          Equinor’s ambition is to keep the unit of production cost in the top quartile of its peer group

•          For the period 2017 – 2020, production growth [7] is expected to come from new projects resulting in around 3-4% CAGR (Compound Annual Growth Rate)

•          Production [7] for 2018 is estimated to be 1-2% above the 2017 level

•          Scheduled maintenance activity is estimated to reduce quarterly production by approximately 80 mboe per day in the third quarter of 2018. In total, maintenance is estimated to reduce equity production by around 35 mboe per day for the full year of 2018

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

Equinor second quarter 2018      6

EXPLORATION & PRODUCTION NORWAY

Second quarter 2018 review

Average daily production of liquids and gas reduced by 3% to 1,219 mboe per day in the second quarter of 2018, compared to
1,253 mboe per day in the second quarter of 2017. The reduction is due to expected natural decline, partially offset by positive contribution from new fields and new wells.

Net operating income was USD 3,692 million in the second quarter of 2018 compared to USD 1,973 million in the second quarter of 2017. The increase was mainly due to increased liquids prices and increased gas transfer prices. In the second quarter of 2018, net impairment reversals of USD 600 million positively impacted net operating income. In the second quarter of 2017 there were only minor adjustments to net operating income.

Adjusted operating and administrative expenses increased due to higher maintenance costs mainly driven by new fields on stream and higher turnaround activity. The NOK/USD exchange rate development and higher transportation costs added to the increase. Adjusted depreciation increased mainly due to new fields on stream and the NOK/USD exchange rate development. Adjusted exploration expenses decreased mainly due to lower purchase of seismic.

After total adjustments of USD 642 million to net operating income, Adjusted earnings [5] were USD 3,050 million in the second quarter of 2018, up 58% from USD 1,935 million in the second quarter of 2017.

Quarters			Change	Adjusted earnings	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

5,157	5,557	3,797	36%	Adjusted total revenues and other income	10,715	8,268	30%

(842)	(793)	(680)	24%	Adjusted operating and administrative expenses	(1,635)	(1,363)	20%
(1,210)	(1,296)	(1,085)	11%	Adjusted depreciation	(2,506)	(2,183)	15%
(57)	(96)	(97)	(42%)	Adjusted exploration expenses	(153)	(167)	(8%)

3,050	3,372	1,935	58%	Adjusted earnings [5]	6,422	4,556	41%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2018

Net operating income  for Exploration & Production Norway was USD 7,277 million in the first half of 2018 compared to USD 5,214 million in the first half of 2017. The increase was primarily driven by higher liquids prices and gas transfer price, partially offset by reduced volume.

In the first half of 2018 net operating income was positively impacted by net impairment reversals of USD 596 million and the implementation effect of USD 216 million from a change of accounting policy for lifting imbalances.  In the first half of 2017 net impairments reversal of USD 433 million positively impacted net operating income.

Adjusted total revenues and other income increased by 30% compared to the first half of 2017, mainly due to increased liquids prices and gas transfer, price partially offset by reduced volume. Adjusted operating and administrative expenses increased mainly as a result of the NOK/USD exchange rate development, transportation tariffs and new fields on stream. Adjusted depreciation increased mainly due to new fields coming on stream, the NOK/USD exchange rate development and a change in the depreciation basis for one of the fields. Adjusted exploration expenses decreased mainly due to lower purchase of seismic partially offset by higher expensed well cost.

After total adjustments of USD 855 million to net operating income, Adjusted earnings [5] were USD 6,422 million in the first half of 2018, up 41% from the first half of 2017 when adjusted earnings were USD 4,556 million.

Equinor second quarter 2018      7

EXPLORATION & PRODUCTION INTERNATIONAL

Second quarter 2018 review

Average equity production of liquids and gas increased by 9% to 809 mboe per day in the second quarter of 2018 compared to
743 mboe per day in the second quarter of 2017. The increase was primarily driven by new wells in the US onshore and new fields in offshore North America and Brazil. This was partially offset by expected natural decline, and reclassification of our interest in the heavy oil company Petrocedeño to a financial investment in 2017.

Average daily entitlement production of liquids and gas  increased by 8% to 631 mboe per day in the second quarter of 2018 compared to 583 mboe per day in the second quarter of 2017. Increased equity production as described above was partially offset by negative effects of production sharing agreements (PSA) [4] and US royalties [4] primarily due to higher prices in the second quarter of 2018. The effects from PSA and US royalties were 178 mboe per day in the second quarter of 2018 compared to 160 mboe per day in the second quarter of 2017.

Net operating income was USD 561 million in the second quarter of 2018 compared to USD 764 million in the second quarter of 2017. The decrease was primarily caused by net impairments in the second quarter of 2018. In addition, the second quarter of 2017 results were positively impacted by a reversal of provisions of USD 754 million related to our operations in Angola. Higher operating and administrative expenses and exploration expenses in the second quarter of 2018 added to the decrease. This was partially offset by increased revenue due to higher realised liquids and gas prices, higher entitlement production and lower depreciation.

In the second quarter of 2018, net operating income was negatively impacted by net impairments of USD 481 million, mainly related to impairments of North American unconventional assets of USD 762 million, partially offset by impairment reversals. In the second quarter of 2017 net operating income was negatively impacted by net impairments of USD 88 million.

Adjusted operating and administrative expenses increased due to higher operation and maintenance costs, transportation, and royalty expenses driven by volume growth and higher oil prices. Expenses related to new fields contributed to the increase. Adjusted depreciation decreased mainly due to higher reserves estimates, partially offset by increased production. Adjusted exploration expenses increased in the second quarter of 2018 mainly due to more expensive wells and slightly higher seismic activity, partially offset by lower field development cost.

After total adjustments of USD 469 million to net operating income, Adjusted earnings [5] were USD 1,030 million in the second quarter of 2018, up from USD 876 million in the second quarter of 2017.

Quarters			Change	Adjusted earnings	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

2,936	2,448	2,743	7%	Adjusted total revenues and other income	5,384	4,965	8%

(701)	(706)	(614)	14%	Adjusted operating and administrative expenses	(1,406)	(1,248)	13%
(1,028)	(962)	(1,126)	(9%)	Adjusted depreciation	(1,991)	(2,310)	(14%)
(178)	(142)	(127)	40%	Adjusted exploration expenses	(319)	(259)	23%

1,030	638	876	18%	Adjusted earnings [5]	1,668	1,148	45%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2018

Net operating income for E&P International was USD 1,267 million in the first half of 2018, compared to USD 604 million in the first half of 2017. The increase was driven by higher liquids and gas prices and lower depreciation. This was partially offset by a reversal of provisions of USD 754 million in the first half of 2017 related to our operations in Angola. Higher net impairments, operating and administrative expenses, and exploration expenses further contributed to offset the increase.

In the first half of 2018, net operating income was negatively impacted by net impairments of USD 488 million, mainly related to impairments of North American unconventional assets, partially offset by impairment reversals. In the first half of 2017, net operating income was negatively impacted by losses on sale of assets of USD 388 million and net impairments of USD 113 million.

Equinor second quarter 2018      8

Adjusted operating and administrative expenses increased primarily due to higher operation and maintenance costs, transportation and royalty expenses. Negative effects from future asset retirement costs added to the increase. Adjusted depreciation decreased primarily driven by higher reserves, partially offset by increased production. Adjusted exploration expenses increased in the first half of 2018 mainly due to more expensive wells being drilled this year, partially offset by a higher capitalisation rate.

After total adjustments of net USD 401 million to net operating income, Adjusted earnings [5] were USD 1,668 million in the first half of 2018, up from USD 1,148 million in the first half of 2017.

Equinor second quarter 2018      9

MARKETING, MIDSTREAM & PROCESSING

Second quarter 2018 review

Natural gas sales volumes amounted to 13.4 billion standard cubic meters (bcm) in the second quarter of 2018. An increase of 0.1 bcm compared to second quarter of 2017. Of the total gas sales in second quarter of 2018, entitlement gas was 12.4 bcm, slightly up from second quarter of 2017.

Average invoiced European natural gas sales price [8] increased by 28% in the second quarter of 2018 compared to the second quarter of 2017 mainly due to higher crude prices and tight supply due to offshore and infrastructure maintenance.  Average invoiced North American piped gas sales price [8] decreased by 12% in the same period mainly due to a decrease in the Henry Hub price.

Net operating income was negative USD 179 million in the second quarter of 2018 compared to positive USD 443 million in the second quarter of 2017. The decrease was mainly related to unrealised derivatives loss and periodisation of inventory hedging effect totalling USD 607 million in second quarter of 2018, compared to a gain of USD 205 million in second quarter of 2017. An impairment reversal related to a refinery asset in second quarter of 2018 of USD 155 million partially offset the decrease.

Adjusted purchases [6] increased due to higher prices for both liquids globally and gas from the NCS. Adjusted operating and administrative expenses increased mainly due to increased transportation and processing cost in the US due to higher equity production and higher operational and maintenance cost. A new processing asset compared to second quarter of 2017 added to the increase. Adjusted depreciations increased mainly due to the new asset.

After total adjustments of USD 481 million to net operating income, Adjusted earnings [5] were USD 302 million in the second quarter of 2018, compared to USD 292 million in the second quarter of 2017. The increase was mainly due to higher results from liquids trading, in addition to improved results from US gas. The increase was to a large extent offset by lower processing margins and lower income from European gas.

Quarters			Change	Adjusted earnings	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

18,193	18,986	13,596	34%	Adjusted total revenues and other income	37,179	27,870	33%

(16,767)	(17,385)	(12,316)	36%	Adjusted purchases [6]	(34,152)	(25,028)	36%
(1,033)	(1,057)	(918)	13%	Adjusted operating and administrative expenses	(2,090)	(1,907)	10%
(90)	(91)	(70)	29%	Adjusted depreciation	(181)	(143)	26%

302	454	292	3%	Adjusted earnings [5]	756	792	(5%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2018

Net operating income for MMP was USD 494 million in the first half of 2018 compared to USD 1,722 million in the first half of 2017. The decrease was mainly due to unrealised derivatives loss and periodisation of inventory hedging effect in the first half of 2018 totalling negative USD 423 million, compared to positive USD 993 million in the first half of 2017. Operational storage effects in the first half of 2018 of positive USD 102 million compared to a negative USD 90 million in first half of 2017 partially offset the decrease.

Adjusted total revenues and other income as well as adjusted purchases increased, primarily driven by the increased prices for liquids products and for gas from the NCS. Adjusted operating and administrative expenses increased mainly due to the development in NOK/USD exchange rate and transportation and processing cost on US equity gas production. Adjusted depreciations increased in first half of 2018 compared to the first half of 2017 mainly due to a new asset.

After total adjustments of USD 262 million, Adjusted earnings [5] were USD 756 million in the first half of 2018, a reduction of 5% from the first half of 2017 when adjusted earnings were USD 792 million. The reduction was mainly due to lower processing margins and liquids result, partially offset by improved gas result.

Equinor second quarter 2018      10

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2018

CONSOLIDATED STATEMENT OF INCOME

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017	(unaudited, in USD million)	2018	2017	2017

18,069	19,776	14,862	Revenues	37,845	30,331	60,971
13	101	66	Net income/(loss) from equity accounted investments	114	123	188
54	7	7	Other income	61	9	27

18,135	19,884	14,935	Total revenues and other income	38,019	30,463	61,187

(9,415)	(9,794)	(6,857)	Purchases [net of inventory variation]	(19,209)	(13,323)	(28,212)
(2,397)	(2,316)	(2,046)	Operating expenses	(4,712)	(4,465)	(8,763)
(182)	(198)	(163)	Selling, general and administrative expenses	(380)	(387)	(738)
(1,830)	(2,368)	(2,312)	Depreciation, amortisation and net impairment losses	(4,198)	(4,255)	(8,644)
(475)	(249)	(312)	Exploration expenses	(724)	(539)	(1,059)

3,835	4,960	3,244	Net operating income/(loss)	8,795	7,494	13,771

(317)	(420)	44	Net financial items	(737)	(162)	(351)

3,518	4,540	3,288	Income/(loss) before tax	8,059	7,332	13,420

(2,298)	(3,255)	(1,852)	Income tax	(5,553)	(4,832)	(8,822)

1,220	1,285	1,436	Net income/(loss)	2,506	2,500	4,598

1,219	1,285	1,433	Attributable to equity holders of the company	2,504	2,495	4,590
1	0	3	Attributable to non-controlling interests	2	5	8

0.37	0.39	0.44	Basic earnings per share (in USD)	0.75	0.77	1.40
0.37	0.39	0.44	Diluted earnings per share (in USD)	0.75	0.77	1.40
3,330	3,316	3,238	Weighted average number of ordinary shares outstanding (in millions)	3,323	3,237	3,268

See note 9 Changes in accounting policies.

Equinor second quarter 2018      11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017	(unaudited, in USD million)	2018	2017	2017

1,220	1,285	1,436	Net income/(loss)	2,506	2,500	4,598

194	(225)	(38)	Actuarial gains/(losses) on defined benefit pension plans	(32)	39	172
(48)	57	11	Income tax effect on income and expenses recognised in OCI1)	9	(8)	(38)
146	(168)	(27)	Items that will not be reclassified to the Consolidated statement of income	(22)	31	134

(1,396)	1,220	667	Currency translation adjustments	(176)	1,104	1,710
0	64	(39)	Net gains/(losses) from available for sale financial assets	64	(48)	(64)
(1)	(5)	(9)	Share of OCI from equity accounted investments	(6)	(9)	(40)
(1,398)	1,278	619	Items that may be subsequently reclassified to the Consolidated statement of income	(119)	1,047	1,607

(1,252)	1,110	592	Other comprehensive income/(loss)	(142)	1,077	1,741

(31)	2,396	2,028	Total comprehensive income/(loss)	2,364	3,577	6,339

(33)	2,395	2,025	Attributable to the equity holders of the company	2,362	3,573	6,331
1	0	3	Attributable to non-controlling interests	2	5	8

1) OCI = Other comprehensive income

Equinor second quarter 2018      12

CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 March	At 31 December	At 30 June
(unaudited, in USD million)	2018	2018	2017	2017

ASSETS
Property, plant and equipment	67,498	66,052	63,637	61,616
Intangible assets	9,798	9,379	8,621	9,271
Equity accounted investments	2,670	2,640	2,551	2,230
Deferred tax assets	2,655	2,428	2,441	2,245
Pension assets	1,177	1,246	1,306	921
Derivative financial instruments	1,112	1,511	1,603	1,829
Financial investments	2,679	2,959	2,841	2,768
Prepayments and financial receivables	1,328	968	912	890

Total non-current assets	88,918	87,183	83,911	81,769

Inventories	3,426	2,832	3,398	2,882
Trade and other receivables	9,566	8,937	9,425	6,991
Derivative financial instruments	366	175	159	271
Financial investments	6,024	6,006	8,448	13,500
Cash and cash equivalents	6,078	8,932	4,390	5,083

Total current assets	25,460	26,881	25,820	28,727

Assets classified as held for sale	0	1,385	1,369	0

Total assets	114,378	115,449	111,100	110,496

EQUITY AND LIABILITIES
Shareholders' equity	41,019	42,590	39,861	37,882
Non-controlling interests	25	26	24	29

Total equity	41,043	42,616	39,885	37,911

Finance debt	23,852	24,607	24,183	26,669
Deferred tax liabilities	8,393	8,579	7,654	7,619
Pension liabilities	3,984	4,137	3,904	3,526
Provisions	16,500	15,456	15,557	14,295
Derivative financial instruments	1,023	757	900	1,114

Total non-current liabilities	53,752	53,536	52,198	53,224

Trade, other payables and provisions	9,883	9,814	9,736	8,442
Current tax payable	5,519	5,881	4,057	4,253
Finance debt	2,611	3,224	4,091	5,508
Dividends payable	766	(0)	729	721
Derivative financial instruments	805	378	403	436

Total current liabilities	19,583	19,297	19,016	19,361

Total liabilities	73,335	72,833	71,213	72,585

Total equity and liabilities	114,378	115,449	111,100	110,496

Equinor second quarter 2018      13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
Net income/(loss)			2,495				2,495	5	2,500
Other comprehensive income/(loss)			31	1,104	(48)	(9)	1,077		1,077
Total comprehensive income/(loss)									3,577
Dividends	12	666	(1,438)				(761)		(761)
Other equity transactions		(3)	(0)				(3)	(2)	(5)

At 30 June 2017	1,168	7,270	33,661	(4,160)	(48)	(9)	37,881	29	37,910

At 31 December 2017	1,180	7,933	34,406	(3,554)	(64)	(40)	39,861	24	39,885
Net income/(loss)			2,504				2,504	2	2,506
Other comprehensive income/(loss)			(22)	(176)	64 2)	(6)	(142)		(142)
Total comprehensive income/(loss)									2,364
Dividends1)	5	333	(1,532)				(1,194)		(1,194)
Other equity transactions		(10)	(0)				(10)	(2)	(12)

At 30 June 2018	1,185	8,256	35,355	(3,731)	(0)	(46)	41,019	25	41,043

1)     For more information, see note 7 Dividends.

2)     For more information, see note 9 Changes in accounting policies.

Equinor second quarter 2018      14

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017		2018	2017	2017
		(restated*)	(unaudited, in USD million)		(restated*)	(restated*)

3,518	4,540	3,288	Income/(loss) before tax	8,059	7,332	13,420

1,830	2,368	2,312	Depreciation, amortisation and net impairment losses	4,198	4,255	8,644
252	28	94	Exploration expenditures written off	280	132	(8)
138	19	22	(Gains) losses on foreign currency transactions and balances	157	(65)	(127)
1	(3)	13	(Gains) losses on sales of assets and businesses	(2)	396	395
(112)	(117)	(917)	(Increase) decrease in other items related to operating activities2)	(229)	(1,054)	(884)
518	389	(49)	(Increase) decrease in net derivative financial instruments	907	(282)	19
40	36	38	Interest received	77	80	148
(93)	(131)	(139)	Interest paid	(224)	(273)	(622)

6,093	7,131	4,661	Cash flows provided by operating activities before taxes paid and working capital items	13,223	10,521	20,985

(2,324)	(1,118)	(1,119)	Taxes paid	(3,442)	(1,727)	(5,766)

(767)	1,062	509	(Increase) decrease in working capital	295	975	(417)

3,002	7,075	4,051	Cash flows provided by operating activities	10,077	9,769	14,802

(1,996)	(1,561)	0	Additions through business combinations**	(3,557)	0	0
(2,774)	(2,529)	(2,346)	Capital expenditures and investments	(5,303)	(4,724)	(10,755)
192	2,578	(3,005)	(Increase) decrease in financial investments	2,770	(4,851)	592
95	(40)	(89)	(Increase) decrease in derivatives financial instruments	55	162	(439)
51	6	19	(Increase) decrease in other items interest bearing	57	20	79
1,016	2	74	Proceeds from sale of assets and businesses	1,018	377	406

(3,417)	(1,545)	(5,347)	Cash flows used in investing activities	(4,961)	(9,015)	(10,117)

(1,260)	(851)	(5)	Repayment of finance debt	(2,111)	(11)	(4,775)
(744)	(402)	(728)	Dividend paid	(1,147)	(728)	(1,491)
150	75	(226)	Net current finance debt and other	224	(260)	444

(1,854)	(1,179)	(960)	Cash flows provided by (used in) financing activities	(3,033)	(999)	(5,822)

(2,269)	4,352	(2,256)	Net increase (decrease) in cash and cash equivalents	2,083	(245)	(1,137)

(650)	184	211	Effect of exchange rate changes on cash and cash equivalents	(466)	239	436
8,925	4,390	7,128	Cash and cash equivalents at the beginning of the period (net of overdraft)	4,390	5,090	5,090

6,006	8,925	5,083	Cash and cash equivalents at the end of the period (net of overdraft)1)	6,006	5,083	4,390

*       Related to a change in accounting policies, see note 9 Changes in accounting policies for more information.

               **   Related to capital expenditures on the acquisition of interests in the Roncador field in Brazil, and the Martin Linge field and Garantiana discovery on the NCS, see note 3 Acquisitions and disposals for further information.

1)     At 30 June 2018 cash and cash equivalents included a net overdraft of USD 72 million. At 30 June 2017 and 31 December 2017 net overdraft was zero.

2)     The reversal of the provision related to profit oil and interest expense relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1,073 million in the second quarter of 2017 had no cash effect and was excluded from Cash flow provided by operating activity.

Equinor second quarter 2018      15

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil ASA changed its name to Equinor ASA following approval of the name change by the company’s annual general meeting on
15 May 2018.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

On 27 April 2018, Equinor announced certain changes to its corporate and management structure, including changes to certain business areas. The changes take effect in the period up to 15 October 2018, and will upon implementation not lead to changes in Equinor’s reportable segments.

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS (previously named Statoil Petroleum AS), a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the second quarter of 2018 were authorised for issue by the board of directors on 25 July 2018.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2017.

With effect from 1 January 2018, Equinor implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Equinor voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows. Reference is made to note 9 Changes in accounting policies for further information about these policy changes.

There have been no other changes to significant accounting policies in the first half year of 2018 compared to the Consolidated annual financial statements for 2017.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Equinor second quarter 2018      16

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor’s operations are managed through the following business areas; Development & Production Norway (DPN), Development & Production USA (DPUSA), Development & Production International (DPI), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB). The changes in the corporate structure announced on 27 April 2018 are not yet effective.

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The business areas DPI and DPUSA are aggregated into the reporting segment Exploration & Production International
(E&P International). The aggregation has its basis in similar economic characteristics, such as the assets’ long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these areas. The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2018 and 2017 is presented below. The reported measure of segment profit is net operating income/(loss).  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Second quarter 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	76	561	17,491	(6)	0	18,122
Revenues inter-segment	5,151	2,378	88	0	(7,617)	0
Net income/(loss) from equity accounted investments	(27)	9	6	25	0	13

Total revenues and other income	5,200	2,947	17,586	19	(7,617)	18,135

Purchases [net of inventory variation]	0	2	(16,685)	0	7,267	(9,415)
Operating, selling, general and administrative expenses	(843)	(703)	(1,144)	(69)	180	(2,579)
Depreciation, amortisation and net impairment losses	(606)	(1,272)	65	(18)	(0)	(1,830)
Exploration expenses	(61)	(414)	0	0	0	(475)

Net operating income/(loss)	3,692	561	(179)	(68)	(170)	3,835

Additions to PP&E, intangibles and equity accounted investments	1,359	3,905	114	157	0	5,535

Equinor second quarter 2018      17

Second quarter 2017	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	10	1,092	13,759	8	0	14,869
Revenues inter-segment	3,789	1,655	30	0	(5,474)	0
Net income/(loss) from equity accounted investments	63	(2)	12	(7)	0	66

Total revenues and other income	3,861	2,744	13,801	2	(5,474)	14,935

Purchases [net of inventory variation]	(0)	(1)	(12,371)	(0)	5,515	(6,857)
Operating, selling, general and administrative expenses	(701)	(638)	(918)	(56)	103	(2,210)
Depreciation, amortisation and net impairment losses	(1,090)	(1,126)	(70)	(26)	0	(2,312)
Exploration expenses	(97)	(215)	0	0	0	(312)

Net operating income/(loss)	1,973	764	443	(80)	143	3,244

Additions to PP&E, intangibles and equity accounted investments	1,302	1,052	79	33	0	2,465

First half 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	231	1,032	36,634	9	0	37,906
Revenues inter-segment	10,724	4,422	110	0	(15,256)	0
Net income/(loss) from equity accounted investments	19	17	12	65	0	114

Total revenues and other income	10,974	5,471	36,756	75	(15,256)	38,019

Purchases [net of inventory variation]	1	(3)	(34,050)	0	14,843	(19,209)
Operating, selling, general and administrative expenses	(1,636)	(1,402)	(2,186)	(156)	288	(5,093)
Depreciation, amortisation and net impairment losses	(1,902)	(2,234)	(26)	(36)	0	(4,198)
Exploration expenses	(160)	(564)	0	0	(0)	(724)

Net operating income/(loss)	7,277	1,267	494	(118)	(125)	8,795

Additions to PP&E, intangibles and equity accounted investments	4,179	5,189	164	181	0	9,713

Balance sheet information
Equity accounted investments	1,120	233	123	1,194	0	2,670
Non-current segment assets	32,613	38,860	5,449	375	0	77,296
Non-current assets, not allocated to segments						8,951

Total non-current assets						88,918

Equinor second quarter 2018      18

First half 2017	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	74	1,435	28,806	24	0	30,340
Revenues inter-segment	8,381	3,469	34	0	(11,884)	0
Net income/(loss) from equity accounted investments	101	7	23	(7)	0	123

Total revenues and other income	8,556	4,911	28,863	17	(11,884)	30,463

Purchases [net of inventory variation]	0	(5)	(25,117)	(0)	11,799	(13,323)
Operating, selling, general and administrative expenses	(1,427)	(1,620)	(1,880)	(123)	198	(4,852)
Depreciation, amortisation and net impairment losses	(1,749)	(2,310)	(143)	(53)	0	(4,255)
Exploration expenses	(167)	(372)	0	0	0	(539)

Net operating income/(loss)	5,214	604	1,722	(159)	113	7,494

Additions to PP&E, intangibles and equity accounted investments	2,607	1,952	146	158	0	4,863

Balance sheet information
Equity accounted investments	1,143	232	127	727	0	2,230
Non-current segment assets	29,814	36,155	4,555	363	0	70,887
Non-current assets, not allocated to segments						8,653

Total non-current assets						81,769

In the second quarter of 2018 Equinor recognised net impairment reversal of USD 273 million, of which net impairment loss of
USD 481 million was recognised in the E&P International segment, net impairment reversal of USD 600 million in the E&P Norway segment and an impairment reversal of USD 155 million in the MMP segment.

The net impairment loss in the E&P International segment was mainly related to impairments of USD 762 million in the North America unconventional area, of which USD 237 million is classified as exploration expenses. The impairments were triggered by changes in long-term price assumptions and reduced fair value of one asset. In the North America conventional offshore Gulf of Mexico an impairment reversal of USD 156 million was recognised mainly due to a shift in the production profile. In the North Africa area an extension of license period caused an impairment reversal of USD 126 million.

In the E&P Norway segment impairment reversal of USD 600 million was recognised related to two offshore assets, mainly due to change in long term exchange rate assumptions.

In the MMP segment an impairment reversal of USD 155 million related to a refinery was recognised due to increased refinery margin forecast.

For information regarding implementation of IFRS 15 and change of accounting policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, see note 9 Changes in accounting policies.

For information regarding acquisition of interests, see note 3 Acquisitions and disposals.

Revenues by geographic areas

When attributing the line item revenues third party, other revenue and other income to the country of the legal entity executing the sale for the first half of 2018, Norway constitutes 75% and the US constitutes 18% of such revenues.

Equinor second quarter 2018      19

Non-current assets by country

	At 30 June	At 31 March	At 31 December	At 30 June
(in USD million)	2018	2018	2017	2017

Norway	37,060	37,511	34,588	33,575
USA	19,087	19,312	19,267	18,440
Brazil	7,762	4,940	4,584	5,242
UK	4,430	4,553	4,222	3,660
Angola	2,374	2,594	2,888	3,323
Canada	1,592	1,645	1,715	1,623
Azerbaijan	1,458	1,461	1,472	1,304
Algeria	1,111	1,057	1,114	1,244
Other countries	5,093	4,999	4,958	4,706

Total non-current assets1)	79,967	78,072	74,809	73,116

1)   Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition and divestment of operated interest in Carcara field in Brazil

In the second quarter of 2018 Equinor completed the divestment of 39.5% of its 76% interest in BM-S-8, agreed in October 2017. 36.5% interest was divested to ExxonMobil and 3% to Galp for a total consideration of USD 1,493 million. The transaction is accounted for in the E&P International segment with no impact on the Consolidated statement of income. The cash proceeds from the sale were USD 1,016 million and the divested assets were previously presented as Assets classified as held for sale.

On 4 July 2018 Equinor and Barra Energia (“Barra”) signed an agreement for Equinor to acquire Barra’s 10% interest in the BM-S-8 licence in Brazil’s Santos basin. Upon closing, Equinor intends to sell down 3.5% to ExxonMobil and 3% to Galp, so fully aligning interests across BM-S-8 and Carcará North. The total consideration for Barra’s 10% interest is USD 379 million, the same as for Equinor’s earlier transaction in BM-S-8 with Queiroz Galvão Exploração e Produção (QGEP) in July 2017. Closing is subject to customary conditions, including partner and government approval and is expected within a year.

Acquisition of interest in Roncador field in Brazil

In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. Equinor paid Petrobras a cash consideration of USD 2,133 million, in addition to recognising a liability for contingent consideration of USD 392 million. The assets and liabilities related to the acquired portion of Roncador have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor’s property, plant and equipment of USD 2,327 million, intangible assets of USD 392 million and an increase in provisions of USD 586 million. At this stage, both the purchase price and the purchase price allocation are preliminary. The partners have joint control and Equinor will account for its interest on a pro-rata basis. The transaction has been accounted for in the E&P International segment.

Acquisition of  Cobalt’s North Platte interest in the Gulf of Mexico

In the first quarter of 2018 Equinor’s co-bid with Total in the bankruptcy auction for Cobalt’s interest in the North Platte discovery was successful with an aggregate bid of USD 339 million. The transaction was closed in April 2018. Upon closing, Total as operator owns 60% of North Platte and Equinor owns the remaining 40%. The value of the acquired exploration assets has been recognised in the Exploration & Production International (E&P International) segment for an amount of USD 246 million as intangible assets. Additionally, the transaction includes a contingent consideration up to USD 20 million.

Acquisition of interests in Martin Linge field and Garantiana discovery

In the first quarter of 2018 Equinor and Total closed an agreement to acquire Total’s equity stakes in the Martin Linge field (51%) and the Garantiana discovery (40%) on the Norwegian continental shelf. Through this transaction Equinor increased the ownership share in the Martin Linge field from 19% to 70%. Equinor has paid Total a consideration of USD 1,541 million and has taken over the operatorships. The assets and liabilities related to the acquired portion of Martin Linge and Garantiana have been reflected in accordance with the principles of IFRS 3 Business Combinations. Including certain changes in the second quarter the acquisition resulted in an increase of Equinor’s property, plant and equipment of USD 1,418 million, intangible assets of USD 116 million, goodwill of USD 265 million, deferred tax liabilities of USD 265 million and other assets of USD 7 million. At this stage, the purchase price allocation is preliminary. The partners have joint control and Equinor continues to account for its interest on a pro-rata basis using Equinor's new ownership share. The transaction has been accounted for in the Exploration and Production Norway (E&P Norway) segment.

4 Financial items

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017	(in USD million)	2018	2017	2017

(138)	(19)	(21)	Gains (losses) on net foreign exchange	(157)	65	126
155	(7)	85	Interest income and other financial items	148	267	487
(55)	(164)	(88)	Gains (losses) on derivative financial instruments	(220)	(205)	(61)
(278)	(229)	68	Interest and other finance expenses	(507)	(289)	(903)

(317)	(420)	44	Net financial items	(737)	(162)	(351)

The line item Interest income and other financial items includes expenses of USD 64 million in the first quarter of 2018 and in the first half of 2018 related to implementation of IFRS 9. See note 9 Changes in accounting policies.

The line item Interest and other finance expenses includes an income of USD 319 million in the second quarter of 2017, first half of 2017 and full year 2017 related to a release of a provision. See note 23 Other commitments, contingent liabilities and contingent assets in Equinor’s 2017 Annual Report and Form 20-F.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 1,320 million has been utilised as of 30 June 2018.

5 Income taxes

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017	(in USD million)	2018	2017	2017

3,518	4,540	3,288	Income/(loss) before tax	8,059	7,332	13,420
(2,298)	(3,255)	(1,852)	Income tax expense	(5,553)	(4,832)	(8,822)
65.3%	71.7%	56.3%	Effective tax rate	68.9%	65.9%	65.7%

The tax rate for the second quarter of 2018 and for the first half of 2018 was primarily influenced by recognition of USD 350 million of previously unrecognised deferred tax assets reflected in the E&P International segment and positive operating income in countries with unrecognised deferred tax assets. This was partially offset by impairments recognised in countries with unrecognised deferred tax assets and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter of 2017 and for the first half of 2017 was primarily influenced by the agreement with the Angolan Ministry of Finance related to Equinor’s participation in several blocks offshore Angola.

The tax rate for the first half of 2017 was also influenced by a loss related to the sale of interest in the Kai Kos Dehseh (KKD) oil sand project.

Equinor second quarter 2018      21

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2017	63,637	8,621
Additions through business combinations	3,745	773
Additions	4,280	936
Transfers	87	(87)
Disposals and reclassifications	0	(128)
Expensed exploration expenditures and impairment losses	-	(280)
Depreciation, amortisation and net impairment losses	(4,193)	(5)
Effect of foreign currency translation adjustments	(58)	(31)

Balance at 30 June 2018	67,498	9,798

Equinor’s Block 2 Exploration License in Tanzania was formally due to expire in June 2018, but based on communication with the applicable Tanzanian authorities, continues to be in operation while the process related to the grant of a new exploration licence to the existing licensees for the block is ongoing. The Block 2 asset remains capitalised within Intangible assets in the E&P International segment as of 30 June 2018.

Impairments/reversal of impairments

For information on impairment losses and reversals per reporting segment see note 2 Segments.

First half 2018	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(515)	237	(278)
Acquisition costs related to oil and gas prospects	-	16	16

Total net impairment losses (reversals) recognised	(515)	253	(262)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts of the impairments and impairment reversals in the second quarter of 2018 were mainly based on value in use.

Value in Use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices. The price assumptions in the second quarter of 2018 were as follows (price assumptions used in the fourth quarter of 2017 are indicated in brackets):

Year Prices in real terms 1)	2018		2020		2025		2030

Brent Blend (USD/bbl)	74	(63)	75	(70)	77	(80)	80	(84)
NBP (USD/mmBtu)	7.9	(6.9)	6.8	(6.8)	8.0	(8.4)	8.0	(8.4)
Henry Hub (USD/mmBtu)	2.9	(3.0)	3.0	(3.7)	4.0	(4.2)	4.0	(4.2)
1) Basis year 2018

Equinor second quarter 2018      22

7 Dividends

In May 2018, Equinor’s general assembly approved a dividend of USD 0.23 per share for the fourth quarter of 2017 and it was paid in the second quarter of 2018. For the first quarter of 2018 a dividend of USD 0.23 per share will be paid around 30 August 2018. The Equinor share will trade ex-dividend on Oslo Børs (OSE) and on New York Stock Exchange (NYSE) 21 August 2018. Record date will be
22 August.

On 25 July 2018, the board of directors resolved to declare a dividend for the second quarter of USD 0.23 per share. The Equinor share will trade ex-dividend 21 November 2018 on OSE and 20 November 2018 for ADR holders on NYSE. Record date will be 22 November 2018 on OSE and 21 November 2018 on NYSE. Payment date will be around 30 November 2018.

		First half		Full year
Dividends	Q2 2018	2018	Q2 2017	2017

Dividends paid in cash (in USD million)	744	1,147	728	1,491
USD per share or ADS	0.2300	0.4501	0.4402	0.8804
NOK per share	1.8575	3.5964	3.7168	7.2615

Scrip dividends (in USD million)	0	338	678	1,357
Number of shares issued (in million)	0.0	15.5	41.8	78.1

Total dividends	744	1,485	1,406	2,848

8 Provisions, commitments, contingent liabilities and contingent assets

In 2016, Equinor initiated arbitration to set aside an expert ruling affecting Equinor’s ownership percentage in the ongoing redetermination process for the Agbami field in Nigeria. In April 2018, the Arbitration panel ruled, dismissing Equinor’s claims, which however has no impact on Equinor’s accounting for the Agbami redetermination as the outcome of the expert ruling has been provided for. For further information see note 23 Other commitments, contingent liabilities and contingent assets in Equinor’s 2017 Annual Report and Form 20-F.

On 28 February 2018, Equinor received a notice of deviation from Norwegian tax authorities related to an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime, increasing the maximum exposure in this matter to approximately USD 500 million. Equinor has provided for its best estimate in the matter.

Due to the passage of time as well as a counterparty’s revised claim in an ongoing case, the range of exposure related to long-term gas sales price review arbitration has broadened in the second quarter of 2018. However, Equinor’s best estimate and the corresponding provision for contractual gas price disputes have not changed, other than through the passage of time, since year-end 2017.

In March 2016 Equinor Energy AS, acting on behalf of the Troll field partners, terminated a long-term contract for the drilling rig COSL Innovator. The termination was disputed in court by the rig owner COSL Offshore Management AS (COSL). Equinor’s share of the total exposure, based on COSL’s original claim, has been estimated to be approximately USD 200 million excluding penalty interest. In May 2018, the court of first instance (Oslo District Court) ruled that while the contract could be cancelled according to the applicable clauses of the contract and with payment of the appropriate cancellation charge, the contract had not been validly terminated. In June 2018 both parties appealed the verdict to the court of appeal. Oslo District Court’s ruling is consequently not final. Equinor intends to defend its own and the Troll partners’ position, and considers it to be more likely than not that the final verdict will conclude that the termination of the rig contract was valid under its terms. No provision related to the dispute is included in Equinor’s accounts as of 30 June 2018.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Equinor second quarter 2018      23

9 Changes in accounting policies

With effect from 1 January 2018, Equinor has implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Equinor has voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows.

Information about each accounting policy change is available in the following. For certain tables as listed below, reference is however made to note 9 of Equinor’s first quarter 2018 Condensed interim financial statements;

•           IFRS 9: Table showing the financial assets at 1 January 2018 by category, according to previous requirements and according to IFRS 9, with differences in carrying amounts noted.

•           Change in Cash flow presentation – restatement of comparative periods: Tables showing originally reported and restated amounts for the full years 2017 and 2016, and for the four quarters of 2017.

IFRS 9 Financial Instruments
IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 has been implemented retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The implementation impact of IFRS 9 is immaterial, and Equinor’s equity as at January 2018 have consequently not been adjusted upon adoption of the standard. In accordance with the IFRS 9’s transitional provisions, comparative figures have not been restated.

There are no changes related to classification of Equinor’s liabilities following the implementation of IFRS 9.

Portions of Equinor’s cash equivalents and current financial investments tied to liquidity management, which under IAS 39 are classified as held for trading and reflected at fair value through profit and loss, are under IFRS 9 to be measured at amortised cost, based on an evaluation of the contractual terms and the business model applied. The impact of the change is immaterial.

For certain financial assets currently classified as Available for sale (AFS), changes in fair value which under IAS 39 are reflected in OCI, are reflected in profit and loss under IFRS 9. As a result, fair value loss of USD 64 million that had been accumulated in the available-for-sale financial assets reserve were expensed in the statement of income as an implementation effect.

No significant changes were made for Equinor’s expected loss recognition process to satisfy IFRS 9’s financial asset impairment requirements. Credit risk related to financial assets measured at amortised cost is immaterial.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 covers the recognition of revenue in the financial statements and related disclosure, and has replaced existing revenue recognition guidance, including IAS 18 Revenue. Equinor has implemented IFRS 15 retrospectively, with the cumulative effect recognised at the date of initial application. The impact on Equinor’s equity was immaterial. As allowed by the standard, prior periods have not been restated. Total revenues and other income in the Consolidated statement of income has not been impacted materially by the implementation of IFRS 15.

IFRS 15 requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue is recognised upon satisfaction of the performance obligations for the amounts that reflect the consideration to which Equinor expects to be entitled in exchange for those goods and services. Under IFRS 15, revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, sales are completed over time in line with the delivery of the actual physical quantities.

The accounting for Equinor’s sale of the SDFI’s natural gas and crude oil under IFRS 15 has not led to changes compared to the practice under IAS 18.

With effect from 1 January 2018, Equinor has presented ‘Revenue from contracts with customers’ and ‘Other revenue’ (USD 18.7 billion and USD (0.6) billion in the second quarter of 2018, and USD 38.3 billion and USD (0.4) billion for the first half of 2018) as a single caption, Revenues, in the Consolidated statement of income. The impact of commodity-based derivatives within Other revenue reduced Revenues with USD 1 billion in the second quarter of 2018, and with USD 1.1 billion in the first half of 2018. In addition to the impact of commodity-based derivatives connected with sales contracts or revenue-related risk management, ‘Other revenue’ also includes taxes paid in kind under certain production sharing agreements (PSAs) and adjustments for imbalances between oil and gas production and sales. These items represent a form of revenue, or are closely connected to revenue transactions. In addition, the

Equinor second quarter 2018      24

impact of certain commodity-based earn-out and contingent consideration agreements are now presented under 'Other income'. These elements were previously presented within Revenues.

Change in accounting for lifting imbalances
Equinor voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Previously Equinor recognised revenue on the basis of volumes lifted and sold to customers during the period (the sales method). Under the new method, Equinor recognises revenues according to Equinor’s ownership in producing fields, where the accounting for the imbalances is presented as Other revenue. This voluntary change in policy has been made because it better reflects Equinor’s operational performance, and also increases comparability with the financial reporting of Equinor’s peers. The change in policy affects the timing of revenue recognition from oil and gas production; however, the pre-tax implementation impact of USD 287 million recognised in the first quarter of 2018 has been considered immaterial. Equinor’s equity as at 1 January 2018 has consequently not been adjusted upon the change in policy, and comparative figures have not been restated.

Change in Cash flow presentation – restatement of comparative periods
Equinor has changed its presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the Consolidated statement of cash flows. The presentation was changed to better reflect the cash impact of the different items within operating, investing and financing activities. The changes impacts the classification of cash flow items within cash flows provided by operating activities and reclassification of cash flow elements relating to foreign exchange derivatives from operating activities to investing and financing activities.

Changes to classification of foreign currency derivatives
Equinor applies foreign currency derivatives to hedge currency exposure related financial investments and long-term debt in foreign currencies. Cash receipts and payments related to these derivatives has previously been classified as an operating cash flow together with cash flows from other derivative positions. To better align the cash receipt and payments from foreign currency derivatives with the cash flows related to the underlying hedged items, the cash receipts and payments from these derivatives have been reclassified from an operating cash flow to an investing or financing cash flow depending on the nature of the hedged item.

Changes to classification of non-cash currency effects
Non-cash currency exchange gains and losses and currency translation effects previously presented as part of the individual line items within Cash flows provided by operating activities have been reclassified into the line item gain/loss on foreign currency transactions and balances. This to better distinguish changes in items relating to operating activities, i.e. decrease/increase in working capital, from the balance sheet impact of non-cash currency effects.

Changes to classification related to working capital items
Certain items that previously has been presented as part of change in working capital has been reclassified to other items related to operating activities if the nature of the item is non-cash provisions.

10 Subsequent events

On 6 July 2018 Equinor has entered into agreement to buy 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a consideration of EUR 400 million, which will be adjusted for certain net cash and net working capital positions at closing. In addition some smaller contingent payments depending on DC’s performance have been agreed. The closing of this transaction is subject to certain conditions, including European Commission approval. Closing is expected in the second half of 2018. Upon closing of the transaction, the assets and liabilities related to the acquired business will be reflected according to IFRS 3 Business Combinations. The transaction will be accounted for in the Marketing, Midstream & Processing (MMP) segment.

Equinor second quarter 2018      25

Responsibility statement

Board and management confirmation

Today, the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA Condensed interim financial statements as of 30 June 2018.

To the best of our knowledge, we confirm that:

•       the Equinor ASA Condensed interim financial statements for the first half of 2018 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that

•       the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that

•       the information presented in the Condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that

•       the information presented in the Condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 25 july 2018

the board of directors of EQUINOR asa

Equinor second quarter 2018      26

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	Operational data	2018	2017	Change

				Prices
74.5	66.8	49.6	50%	Average Brent oil price (USD/bbl)	70.7	51.7	37%
67.4	61.2	45.1	50%	E&P Norway average liquids price (USD/bbl)	64.1	47.8	34%
63.9	58.8	43.7	46%	E&P International average liquids price (USD/bbl)	61.5	45.3	36%
65.8	60.2	44.5	48%	Group average liquids price (USD/bbl)	63.0	46.7	35%
527.7	472.0	378.9	39%	Group average liquids price (NOK/bbl) [1]	499.3	396.1	26%
5.18	5.48	3.94	31%	Transfer price natural gas (USD/mmbtu) [9]	5.34	4.09	31%
6.52	6.90	5.10	28%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	6.73	5.30	27%
2.44	3.48	2.76	(12%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.95	3.07	(4%)
6.3	3.8	6.6	(4%)	Refining reference margin (USD/bbl) [2]	5.0	6.0	(16%)

				Entitlement production (mboe per day)
543	601	586	(7%)	E&P Norway entitlement liquids production	571	601	(5%)
428	395	412	4%	E&P International entitlement liquids production	412	425	(3%)
971	996	998	(3%)	Group entitlement liquids production	983	1,026	(4%)
677	780	667	2%	E&P Norway entitlement gas production	728	722	1%
203	218	171	19%	E&P International entitlement gas production	210	174	21%
880	998	838	5%	Group entitlement gas production	938	895	5%
1,851	1,993	1,836	1%	Total entitlement liquids and gas production [3]	1,921	1,921	0%

				Equity production (mboe per day)
543	601	586	(7%)	E&P Norway equity liquids production	571	601	(5%)
562	538	548	3%	E&P International equity liquids production	550	552	(0%)
1,105	1,139	1,135	(3%)	Group equity liquids production	1,122	1,153	(3%)
677	780	667	2%	E&P Norway equity gas production	728	722	1%
247	261	195	27%	E&P International equity gas production	254	196	29%
924	1,041	862	7%	Group equity gas production	982	918	7%
2,028	2,180	1,996	2%	Total equity liquids and gas production [4]	2,104	2,071	2%

				MMP sales volumes
211.5	218.1	205.0	3%	Crude oil sales volumes (mmbl)	429.6	405.0	6%
12.4	13.8	12.3	0%	Natural gas sales Equinor entitlement (bcm)	26.2	25.4	3%
1.1	1.7	1.0	5%	Natural gas sales third-party volumes (bcm)	2.7	3.4	(20%)

EXCHANGE RATES

Quarters			Change		First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	Exchange rates	2018	2017	Change

0.1247	0.1276	0.1174	6%	NOK/USD average daily exchange rate	0.1262	0.1180	7%
0.1226	0.1286	0.1192	3%	NOK/USD period-end exchange rate	0.1226	0.1192	3%
8.0172	7.8382	8.5145	(6%)	USD/NOK average daily exchange rate	7.9262	8.4765	(6%)
8.1588	7.7773	8.3870	(3%)	USD/NOK period-end exchange rate	8.1588	8.3870	(3%)
1.1915	1.2290	1.1017	8%	EUR/USD average daily exchange rate	1.2103	1.0823	12%
1.1658	1.2398	1.1412	2%	EUR/USD period-end exchange rate	1.1658	1.1412	2%

Equinor second quarter 2018      27

ADJUSTED EXPLORATION EXPENSES

Quarters			Change	Adjusted exploration expenses	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

74	131	85	(13%)	E&P Norway exploration expenditures (activity)	205	207	(1%)
195	193	144	35%	E&P International exploration expenditures (activity)	388	293	33%

270	323	230	17%	Group exploration expenditures (activity)	593	499	19%
10	17	7	53%	Expensed, previously capitalised exploration expenditures	27	19	43%
(47)	(103)	(11)	>100%	Capitalised share of current period's exploration activity	(150)	(92)	62%
242	11	87	>100%	Impairment (reversal of impairment)	253	113	>100%

475	249	312	52%	Exploration expenses IFRS	724	539	34%

(241)	(11)	(89)	>100%	Items impacting	(251)	(113)	>100%

234	238	224	5%	Adjusted exploration expenses	472	426	11%

For items impacting, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

NET ADJUSTED FINANCIAL ITEMS 2018

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the second quarter of 2018
(in USD million)

Financial items according to IFRS	155	(138)	(55)	(278)	(317)	274	(43)

Foreign exchange (FX) impacts (incl. derivatives)	(3)	138	-	-	135	-	-
Interest rate (IR) derivatives	-	-	55	-	55	-	-
Fair value adjustment financial investment	9	-	-	-	9	-	-

Adjusted financial items	161	0	0	(278)	(117)	274	157

NET ADJUSTED FINANCIAL ITEMS 2017

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the second quarter of 2017
(in USD million)

Adjusted financial items	78	0	0	68	146	98	244

Equinor second quarter 2018      28

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	Second quarter
		2018			2017
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

E&P Norway	3,050	(2,233)	817	1,935	(1,323)	611
E&P International	1,030	(278)	752	876	(204)	673
MMP	302	(138)	165	292	(230)	62
Other	(68)	30	(38)	(80)	24	(56)

Group	4,314	(2,619)	1,695	3,023	(1,734)	1,289

Effective tax rates on adjusted earnings			60.7%			57.4%

	First half
	2018			2017
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

E&P Norway	6,422	(4,640)	1,782	4,556	(3,234)	1,291 1)
E&P International	1,668	(490)	1,177	1,148	(343)	827 1)
MMP	756	(354)	402	792	(416)	383 1)
Other	(118)	(76)	(193)	(160)	60	(97)1)

Group	8,728	(5,560)	3,168	6,336	(3,933)	2,403

Effective tax rates on adjusted earnings			63.7%			62.1%

1)     The figures from the first quarter 2017 do not include minor adjustments mainly related to net financial items allocated at business level.

HEALTH, SAFETY AND THE ENVIRONMENT

Twelve months average per			First half	First half
Q2 2018	Q2 2017	Health, safety and the environment	2018	2017

		Injury/incident frequency
2.9	2.7	Total recordable injury frequency (TRIF)	3.0	2.8
0.5	0.7	Serious incident frequency (SIF)	0.5	0.7
		Oil spills
261	147	Accidental oil spills (number of)	127	72
104	82	Accidental oil spills (cubic metres)	97	27

			First half	Full year
Climate			2018	2017

Upstream CO2 intensity (kg CO2/boe) 1)			9	9

1)     For Equinor operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

Equinor second quarter 2018      29

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2017 Annual Report and Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Adjusted earnings (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation and adjusted exploration expenses) – for more information see below

•       Adjusted earnings after tax – for more information see below

•       Return on average capital employed after tax (ROACE) – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures

•       Net interest-bearing debt adjusted – for more information see section 5.2 Use and reconciliation of non-GAAP financial measures - Net debt to capital employed ratio and note 18 Finance debt in Equinor`s 2017 Annual Report and Form 20-F

•       Net debt to capital employed ratio before adjustments and Net debt to capital employed ratio adjusted – for more information see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor’s 2017 Annual Report and Form 20-F

•       Organic capital expenditures – capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern. Capital expenditures are defined as additions to property, plant and equipment (including capitalised financial leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in equity accounted companies. See section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor`s 2017 Annual Report and Form 20-F for more information on organic capital expenditures

•       Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, additions through business combinations, capital expenditures and investments, (Increase) decrease in other items interest bearing, proceeds from sale of assets and businesses and dividend paid

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor’s IFRS measures that provides an indication of Equinor’s underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

•         Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period

•         Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made

•         Over/underlift: In the first quarter of 2018, Equinor changed the accounting policy for lifting imbalances, see note 9 Changes in accounting policies to the Condensed interim financial statements for further information. For historical periods over/underlift was accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period was therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and

Equinor second quarter 2018      30

comparability with peers. In light of the change in accounting policy, following first quarter 2018, adjusted earnings will not include the over/underlift adjustment made in arriving at this figure in previous periods

•         Equinor holds operational storage which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period

•         Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items

•         Gain or loss from sales of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

•         Internal unrealised profit on inventories:  Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings

•         Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

•         Change in accounting policy are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period

The measure adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Equinor which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Equinor second quarter 2018      31

Calculation of capital employed and net debt to capital employed ratio		At 30 June	At 31 March	At 30 June	At 31 December
(in USD million)		2018	2018	2017	2017

Shareholders' equity		41,019	42,590	37,882	39,861
Non-controlling interests		25	26	29	24

Total equity	A	41,043	42,616	37,911	39,885

Current finance debt		2,611	3,224	5,508	4,091
Non-current finance debt		23,852	24,607	26,669	24,183

Gross interest-bearing debt	B	26,462	27,831	32,177	28,274

Cash and cash equivalents		6,078	8,932	5,083	4,390
Current financial investments		6,024	6,006	13,500	8,448

Cash and cash equivalents and financial investment	C	12,102	14,938	18,583	12,837

Net interest-bearing debt before adjustments [10]	B1 = B-C	14,360	12,894	13,595	15,437

Other interest-bearing elements 1)		1,150	1,028	974	1,014
Marketing instruction adjustment 2)		(155)	(160)	(172)	(164)

Net interest-bearing debt adjusted [5]	B2	15,355	13,762	14,396	16,287

Normalisation for cash-build up before tax payment (50% of Tax Payment) 3)		-	513	-	-

Net interest-bearing debt adjusted [5]	B3	15,355	14,275	14,396	16,287

Calculation of capital employed [5]
Capital employed before adjustments to net interest-bearing debt	A+B1	55,403	55,510	51,506	55,322
Capital employed before normalisation for cash build up for tax payment	A+B2	56,398	56,379	52,307	56,172
Capital employed adjusted	A+B3	56,398	56,892	52,307	56,172

Calculated net debt to capital employed [5]
Net debt to capital employed before adjustments	(B1)/(A+B1)	25.9%	23.2%	26.4%	27.9%
Net debt to capital employed adjusted	(B3)/(A+B3)	27.2%	25.1%	27.5%	29.0%

1)     Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

2)     Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Equinor’s Consolidated balance sheet.

3)     Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1st April and 1st October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Equinor second quarter 2018      32

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the second quarter of 2018	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
(in USD million)

Net operating income	3,835	3,692	561	(179)	(239)

Total revenues and other income	553	(43)	(11)	607	-
Changes in fair value of derivatives	514	(43)	(11)	568	-
Periodisation of inventory hedging effect	40	-	-	40	-

Purchases [net of inventory variation]	88	-	-	(82)	170
Operational storage effects	(82)	-	-	(82)	-
Eliminations	170	-	-	-	170

Operating and administrative expenses	112	1	-	111	-
Other adjustments	1	1	-	-	-
Provisions	111	-	-	111	-

Depreciation, amortisation and impairment	(515)	(604)	244	(155)	-
Impairment	526	-	526	-	-
Reversal of Impairment	(1,041)	(604)	(282)	(155)	-

Exploration expenses	241	4	237	-	-
Impairment	241	4	237	-	-

Sum of adjustments to net operating income	479	(642)	469	481	170

Adjusted earnings [5]	4,314	3,050	1,030	302	(68)

Tax on adjusted earnings	(2,619)	(2,233)	(278)	(138)	30

Adjusted earnings after tax [5]	1,695	817	752	165	(38)

Equinor second quarter 2018      33

Items impacting net operating income in the second quarter of 2017	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
(in USD million)

Net operating income	3,244	1,973	764	443	63

Total revenues and other income	(271)	(64)	(2)	(205)	-
Changes in fair value of derivatives	(119)	8	-	(127)	-
Periodisation of inventory hedging effect	(79)	-	-	(79)	-
Over-/underlift	(74)	(72)	(2)	-	-

Purchases [net of inventory variation]	(89)	-	-	54	(143)
Operational storage effects	54	-	-	54	-
Eliminations	(143)	-	-	-	(143)

Operating and administrative expenses	46	21	25	-	-
Over-/underlift	46	21	25	-	-
Other adjustments	(4)	-	(4)	-	-
Gain/loss on sale of assets	4	-	4	-	-

Depreciation, amortisation and impairment	5	5	-	-	-
Impairment	5	5	-	-	-

Exploration expenses	89	-	89	-	-
Impairment	88	-	88	-	-

Sum of adjustments to net operating income	(220)	(38)	112	(151)	(143)

Adjusted earnings [5]	3,023	1,935	876	292	(80)

Tax on adjusted earnings	(1,734)	(1,323)	(204)	(230)	24

Adjusted earnings after tax [5]	1,289	611	673	62	(56)

Equinor second quarter 2018      34

Items impacting net operating income in the first half of 2018	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
(in USD million)

Net operating income	8,795	7,277	1,267	494	(242)

Total revenues and other income	78	(259)	(87)	423	-
Changes in fair value of derivatives	494	(43)	(14)	551	-
Periodisation of inventory hedging effect	(127)	-	-	(127)	-
Change in accounting policy1)	(287)	(216)	(71)	-	-
Gain/loss on sale of assets	(2)	-	(2)	-	-

Purchases [net of inventory variation]	23	-	-	(102)	125
Operational storage effects	(102)	-	-	(102)	-
Eliminations	125	-	-	-	125

Operating and administrative expenses	96	1	(1)	96	-
Other adjustments	1	1	-	-	-
Gain/loss on sale of assets	(1)	-	(1)	-	-
Provisions	96	-	-	96	-

Depreciation, amortisation and impairment	(515)	(604)	244	(155)	-
Impairment	526	-	526	-	-
Reversal of impairment	(1,041)	(604)	(282)	(155)	-

Exploration expenses	251	7	244	-	-
Impairment	251	7	244	-	-

Sum of adjustments to net operating income	(67)	(855)	401	262	125

Adjusted earnings [5]	8,728	6,422	1,668	756	(118)

Tax on adjusted earnings	(5,560)	(4,640)	(490)	(354)	(76)

Adjusted earnings after tax [5]	3,168	1,782	1,177	402	(193)
1) Change in accounting policy for lifting imbalances.

Equinor second quarter 2018      35

Items impacting net operating income in the first half of 2017	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
(in USD million)

Net operating income	7,494	5,214	604	1,722	(46)

Total revenues and other income	(1,229)	(288)	54	(993)	(1)
Changes in fair value of derivatives	(680)	(36)	-	(644)	-
Periodisation of inventory hedging effect	(349)	-	-	(349)	-
Over-/underlift	(198)	(252)	54	-	-
Gain/loss on sale of assets	(1)	-	-	-	(1)

Purchases [net of inventory variation]	(23)	-	-	90	(113)
Operational storage effects	90	-	-	90	-
Eliminations	(113)	-	-	-	(113)

Operating and administrative expenses	414	64	377	(27)	-
Over-/underlift	49	64	(15)	-	-
Other adjustments	5	-	5	-	-
Gain/loss on sale of assets	388	-	388	-	-
Provisions	(27)	-	-	(27)	-

Depreciation, amortisation and impairment	(434)	(434)	-	-	-
Impairment	5	5	-	-	-
Reversal of impairment	(439)	(439)	-	-	-

Exploration expenses	113	-	113	-	-
Impairment	113	-	113	-	-

Sum of adjustments to net operating income	(1,158)	(658)	544	(930)	(114)

Adjusted earnings [5]	6,336	4,556	1,148	792	(160)

Tax on adjusted earnings	(3,933)	(3,234)	(343)	(416)	60

Adjusted earnings after tax [5]	2,403	1,291	827	383	(97)

Equinor second quarter 2018      36

Items impacting net operating income in the first quarter of 2018	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
(in USD million)

Net operating income	4,960	3,585	706	673	(4)

Total revenues and other income	(476)	(216)	(76)	(184)	-
Changes in fair value of derivatives	(20)	-	(3)	(17)	-
Periodisation of inventory hedging effect	(167)	-	-	(167)	-
Change in accounting policy1)	(287)	(216)	(71)	-	-
Gain/loss on sale of assets	(2)	-	(2)	-	-

Purchases [net of inventory variation]	(65)	-	-	(20)	(46)
Operational storage effects	(20)	-	-	(20)	-
Eliminations	(46)	-	-	-	(46)

Operating and administrative expenses	(16)	-	(1)	(15)	-
Gain/loss on sale of assets	(1)	-	(1)	-	-
Provisions	(15)	-	-	(15)	-

Exploration expenses	11	3	8	-	-
Impairment	11	3	8	-	-
Sum of adjustments to net operating income	(546)	(213)	(69)	(219)	(46)

Adjusted earnings [5]	4,414	3,372	638	454	(49)

Tax on adjusted earnings	(2,940)	(2,407)	(212)	(216)	(105)

Adjusted earnings after tax [5]	1,473	965	426	237	(155)
1) Change of accounting policy for lifting imbalances.

Equinor second quarter 2018      37

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Adjusted earnings break down	Quarters			Change
(in USD million)	Q2 2018	Q1 2018	Q2 2017	Q2 on Q2

Natural Gas Europe	157	285	162	(3%)
Natural Gas US	8	77	(21)	N/A
Liquids	66	7	17	>100%
Other	71	84	134	(47%)

Adjusted earnings MMP	302	454	292	4%

Reconciliation of adjusted earnings after tax to net income

Quarters			Reconciliation of adjusted earnings after tax to net income		First half
Q2 2018	Q1 2018	Q2 2017	(in USD million)		2018	2017

3,835	4,960	3,244	Net operating income (NOI)	A	8,795	7,494
2,572	3,239	1,908	Tax on NOI	B	5,811	4,959

1,263	1,721	1,335	NOI after tax	C = A-B	2,984	2,535

479	(546)	(220)	Adjustments1)	D	(67)	(1,158)
47	(299)	(174)	Tax on adjustments	E	(252)	(1,026)

1,695	1,473	1,289	Adjusted earnings after tax [5]	F = C+D-E	3,168	2,403

(317)	(420)	44	Net financial items	G	(737)	(162)
274	(16)	57	Tax on net financial items	H	259	127

1,220	1,285	1,436	Net income	I = C+G+H	2,506	2,500

1) Represents the sum total of adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Equinor second quarter 2018      38

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", “believe”, "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to Equinor’s returns, balance sheet and long-term underlying earnings growth; the name change to Equinor ASA; market outlook and future economic projections and assumptions; capital expenditure and exploration guidance for 2018 and beyond; production guidance through 2020; CAGR for the period 2017 – 2020; organic capital expenditure for 2018; Equinor’s intention to mature its portfolio; exploration and development activities, including estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; equity production and expectations for 2018; planned maintenance activity and the effects thereof for 2018; accounting decisions and policy judgments, ability to put exploration wells into profitable production, and the impact thereof; expected dividend payments and dividend subscription price; changes to Equinor’s corporate and management structure; estimated provisions and liabilities, including the COSL Offshore Management AS litigation; implementation of IFRS 9 and IFRS 15, and the impact thereof; planned and announced acquisitions and divestments, including timing and impact thereof, including the acquisition of interests in the Martin Linge field, Garantiana discovery, Carcara field and other pending acquisitions, such as the acauisition of Danske Commodities, and divestments discussed in this report; and the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel;relevant governmental approvals; labor relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor’s business, is contained in Equinor’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Equinor’s 2017 Annual Report and Form 20-F is available at Equinor’s website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

Equinor second quarter 2018      39

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Equinor’s ownership share in a field. Entitlement volumes, on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.    These are non-GAAP figures. See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8.    The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.    The internal transfer price paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EQUINOR ASA

(Registrant)

Dated: 26 July, 2018

Equinor second quarter 2018      40

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

Equinor second quarter 2018      41